Exhibit 99.2

05.10.12 PRESS RELEASE

Woolworths to create SCA Property Group

• In line with Woolworths’ strategy to maximise shareholder value

• SCA Property Group portfolio independently valued at $1.4 billion

• Shareholders to vote at Woolworths AGM

Woolworths Limited (Woolworths) today announced a proposal to create Shopping Centres Australasia Property Group (SCA Property Group), a newly established Real Estate Investment Trust (REIT) owning a portfolio of quality Australian and New Zealand shopping centres.

SCA Property Group will be created via an in-specie distribution to Woolworths shareholders (the Distribution) and related offer to investors. The financial impact is not expected to be material due to the relatively small size of SCA Property Group when compared to Woolworths’ total business.

Woolworths will transfer its current ownership of 69 neighbourhood, sub-regional and freestanding shopping centres to SCA Group. These centres have been independently valued by Cushman & Wakefield, Colliers International New Zealand Limited and Savills Australia in the aggregate at $1,406 million. All but one of the properties have been developed or redeveloped by Woolworths and a Woolworths Group business is the anchor tenant for each property.

Woolworths’ CEO Grant O’Brien said the creation of SCA Property Group signaled further progress against Woolworths’ strategic priorities: “The creation of SCA Property Group is in line with our strategy to act on the Company’s portfolio to maximise shareholder value.

“Woolworths has determined that creating SCA Property Group is the best option to reduce the quantum of property held on the Woolworths balance sheet, make better use of Woolworths’ capital, and release value to shareholders. We are focused on growing earnings from our core retail business. Reducing the capital invested in property will allow Woolworths to focus on other growth options,” Mr O’Brien said.

Woolworths Shareholders will receive one stapled unit in SCA Property Group (Stapled Units) for every five Woolworths Shares that they hold on 30 November 2012. In addition to the Distribution, SCA Property Group is undertaking a public offer of 337.3 million Stapled Units to raise between $425 million and $506 million (the Offer) which will be used to partially fund the acquisition of the portfolio.

Woolworths will not acquire Stapled Units under the Offer. Woolworths will have no ownership interest in SCA Property Group following completion of the Distribution and the Offer. SCA Property

Group will be an independent entity with its own Board and management team.

Historically, Woolworths enters into long term leases over its premises rather than holding property assets. During the Global Financial Crisis, Woolworths increased its involvement in the development of retail centres using its own balance sheet. Woolworths has decided to transfer certain property assets into a more appropriate vehicle allowing for better alignment with the core retailing business.

A resolution to approve the Distribution via a capital reduction will be put to Woolworths shareholders at the Annual General Meeting on 22 November 2012. The Woolworths Board

unanimously recommends shareholders vote in favour of the capital reduction resolution.

Philip Clark AM will be Chairman of SCA Property Group. Anthony Mellowes, currently Head of Asset

Management and Group Property Operations at Woolworths, will become Chief Executive Officer of

SCA Property Group on an interim basis. Kerry Shambly, currently Manager of the Capital

Transactions Group at Woolworths will become Chief Financial Officer. Both Mr Mellowes and

Ms Shambly will also be executive directors of SCA Property Group. The majority independent

Board will also include James Hodgkinson, Dr Ian Pollard, Philip Redmond, and Belinda Robson as

Independent Non-Executive Directors.

Assuming approval of the resolution, SCA Property Group is scheduled to commence trading on the

ASX on 26 November 2012 on a conditional and deferred settlement basis.

Woolworths has published an Explanatory Memorandum for shareholders on the proposal to create

SCA Property Group, which is available from the Shareholder Centre on the Woolworths Limited website www.woolworthslimited.com.au. A Product Disclosure Statement issued by Shopping

Centres Australasia Property Group RE Limited (ABN 47 158 809 851) (PDS) in relation to the offer is available at www.scapropertyoffer.com.au.

CONTACT DETAILS: Woolworths Press Office ph 02 8885 1033

This press release has been made available for information purposes only. It is not intended to be, and does not constitute a product disclosure statement, prospectus, short form prospectus or profile statement as those terms are defined in the Corporations Act 2001 (Cth). It does not constitute an offer for the issue, sale or purchase of

Stapled Units, securities or any other financial products. A reader should, before making any decisions in relation to their investment or potential investment in the SCA Property Group, seek their own professional advice. If you wish to acquire Stapled Units in SCA Property Group you will need to complete an application form accompanying the PDS. You should consider the PDS before deciding whether to acquire Stapled Units in SCA Property Group.

No Stapled Units have been, nor will they be, registered under the US Securities Act of 1933 (the “US Securities

Act”) or the securities laws of any state or other jurisdiction of the United States. No Stapled Securities may be

offered or sold in the United States unless those securities have been registered under the US Securities Act or are offered or sold pursuant to an exemption form, or in a transaction not subject to, the registration requirements of the US Securities Act and applicable state securities laws.